                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           Hudson Valley Holding Corp.
                                (Name of Issuer)

                     Common Stock, Par Value $0.20 Per Share
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

Mr. Stephen R. Brown                               Bonnie J. Roe, Esq.
Hudson Valley Holding Corp.                        Day, Berry & Howard LLP
21 Scarsdale Road                                  One Canterbury Green
Yonkers, New York 10707                            Stamford, CT 06901
(914) 961-6100                                     (203) 977-7300

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                February 14, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                       (Continued on the following pages)

                               (Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  None.
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           John P. Abplanalp

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [   ]
                                                                (b)  [   ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
NUMBER OF                       7          SOLE VOTING POWER
SHARES                                     33,944
BENEFICIALLY

OWNED BY EACH                   8          SHARED VOTING POWER
                                           960,984
REPORTING                       9          SOLE DISPOSITIVE POWER
PERSON                                     33,944
                                10         SHARED DISPOSITIVE POWER
WITH                                       960,984
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           The Reporting Person currently owns beneficially 994,928 shares of Hudson Valley Holding Corp. Common Stock.
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES  [   ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           18.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN

                               (Page 2 of 5 Pages)
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                         AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1.  Security and Issuer.

         The Reporting Person hereby amends in part his Statement on Schedule 13D dated July 18, 2000, with respect to the common stock, par value $0.20 per share (the "Common Stock"), of Hudson Valley Holding Corp. ("Hudson Valley"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

         The principal executive offices of the Issuer are located at 21 Scarsdale Road, Yonkers, New York 10702.

Item 2.  Identity and Background:

         (a)  The Reporting Person is John P. Abplanalp.

         (b) The business address of the Reporting Person is 700 Nepperhan Avenue, Yonkers, New York 10702.

         (c) The Reporting Person is the President of Precision Valve Corporation, Inc., located at 700 Nepperhan Avenue, Yonkers, New York 10702.

         (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years.

         (e) The Reporting Person, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

              Date                                          Number of Shares
              February 14, 2002                             128,200 shares

         On February 14, 2002, Robert H. Abplanalp created the Robert H. Abplanalp Grantor Retained Annuity Trust, under instrument dated February 14, 2002 (the "New GRAT") and contributed 128,200 shares to the New GRAT. The Reporting Person, along with William E. Griffin and Marie A. Holcombe, is a co-trustee of the New GRAT. There was no consideration for the contribution of shares to the New GRAT.

                              (Page 3 of 5 Pages)

Item 4.  Purpose of Transaction.

         Not applicable.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) The table below sets forth the information required in (a) and (b) of this Item 5:

Name           Number of Shares    Shared Voting Power  Shared Investment  Sole Voting Power
               Beneficially Owned                       Power
--------------------------------------------------------------------------------
Hudson Valley  994,928             960,984              960,984            33,944

         (c) Not applicable.

         (d) As a co-trustee of the New GRAT, the Reporting Person has shared voting and investment power over all 128,200 shares in the New GRAT. The Reporting Person also shares voting and investment power over all 438,559 shares in the previously established Robert H. Abplanalp Grantor Retained Annuity Trust (the "Previously Established GRAT"), of which the Reporting Person, Marie A. Holcombe and William E. Griffin are co-trustees.

             The 994,928 shares that are beneficially owned by the Reporting Person include: 33,944 personally owned by the Reporting Person, 324,154 shares owned by BMW Machinery Co., Inc., 128,200 shares held by the New GRAT, 438,559 shares held by the Previously Established GRAT, 33,352 shares held in trust for the benefit of Marie A. Holcombe's children (for which he serves as trustee), 36,156 shares held in trusts for the benefit of his children and 563 shares held in trust for the benefit of his son.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No change.

Item 7.  Material to be Filed as Exhibits.

         No change.


                              (Page 4 of 5 Pages)
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 31, 2002


                                                        /s/ John P. Abplanalp
                                                        ---------------------
                                                            John P. Abplanalp


                              (Page 5 of 5 Pages)